SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company, to be held at 5:00 PM on August 21, 2007, at the head office, located at Av. Roque Petroni Junior, 1464 – floor (Auditorium), Morumbi, in the City of São Paulo, State of São Paulo, in order to resolve about the following agenda:

(1) to ratify the election of the members of the Board of Directors, Messrs. Luis Miguel Gilpérez López, elected on March 22, 2007, and José Guimarães Monforte, elected on June 29, 2007;

(2) to ratify, pursuant to article 256 of Law No. 6,404/76, the execution of the stock purchase and sale agreement for the acquisition of shares held by Telpart Participações S.A. issued by Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., which are the controlling shareholders of Telemig Celular S.A. and Amazônia Celular S.A., respectively.

GENERAL INSTRUCTIONS:
(a)       The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Av. Roque Petroni Júnior, 1464, 3rd floor, B side, Morumbi, in the City of São Paulo, State of São Paulo (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM of August 20, 2007.
(b)       The shareholders of the Company that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing its corresponding equity interest in the Company, dated up to two (02) days before the date of the meeting.
(c)       The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the head office of the Company, as of today, from 9:00 AM to 6:00 PM, provided that Mr. Carlos Raimar Schoeninger, in the Investors Relationship Department, is contacted for such purpose, by the telephone number (55 11) 74201179.

São Paulo, August 03, 2007.

Luis Miguel Gilpérez López
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.